Exhibit 12.1
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations attributable to common shareholders	$82,006	$231,304	$300,436	$308,972	$223,933
Income taxes	37,827	76,897	152,006	151,122	127,361
Fixed charges	256,987	241,370	235,011	224,681	213,967

Total earnings	$376,820	$549,571	$687,453	$684,775	$565,261

Fixed Charges:
Interest expense	$233,859	$215,684	$207,827	$196,388	$184,624
Estimated interest portion of annual rents	23,128	25,686	27,184	28,293	29,343

Total fixed charges	$256,987	$241,370	$235,011	$224,681	$213,967

Ratio of Earnings to Fixed Charges (rounded down)	1.46	2.27	2.92	3.04	2.64